August 10, 2026

Via EDGAR Submission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rareview Securitized Income Fund (CIK No: 0002148921) Delaying Amendment for Registration Statement filed on Form N-2

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, (the “Securities Act”), Rareview Securitized Income Fund (the “Registrant”) hereby files a delaying amendment with respect to its registration statement on Form N-2 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 7, 2026 (Accession No. 0001999371-26-017388). The Registration Statement relates to the propsoed registration of shares of Rareview Securitized Income Fund under the Securities Act.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The delaying amendment replaces the following provision on the above referenced N-2’s cover page:

☒	when declared effective pursuant to Section 8(c) of the Securities Act

If you have any questions or require additional information, please contact Andrew Davalla at (216) 566-5706.

Very truly yours,

/s/ Neil Azous
Neil Azous
Sole Trustee

3900 Key Center 127 Public Square Cleveland, Ohio 44114-1291	www.ThompsonHine.com O: 216.566.5500 F: 216.566.5800